August 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AtlasClear Holdings, Inc. Amendment No. 3 to Registration Statement of Form S-1 Filed July 17, 2024 File No. 333-279390

Dear Mr. Stickle and Ms. Block:

On behalf of AtlasClear Holdings, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 9, 2024 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed by the Company on August 2, 2024.

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment No. 4 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 to the Registration Statement.

Amendment No. 3 to Form S-1

ELOC Agreement, page 17

1.	We note you have entered into the ELOC Agreement and are registering the shares that will be issued for resale. This appears to be a private equity line financing. As such, please identify the equity line investor as an underwriter for the resale of those shares, or advise. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13, available on our website at www.sec.gov.

Response: The Company acknowledges the Staff’s comment, and has revised Amendment No. 4 to identify the equity line investor as an underwriter for the ressale of those shares, including on pages 4 and 17.

2.	Please include risk factor disclosure regarding the dilutive effect of the pricing mechanism in the ELOC Agreement on the company's shares. Also, include risk factor disclosure regarding the possibility that the company may not have access to the full amount available to it under the equity line.

Response: The Company has added the referenced risk factor disclosure on page 22 of Amendment No. 4.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer